FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

EXTRAORDINARY GENERAL MEETING

10 May 2014

Draft resolutions — Board remarks

on the Meeting’s agenda

1.              Increase in the share capital of the Bank in cash by issuing new common registered voting shares with abolishment of the pre-emption rights for the Bank’s existing shareholders, as per article 13 of the Companies Act 2190/1920. Granting of authorization to the Bank’s Board of Directors to specify the terms of the said share capital increase. Amendment of article 4 of the Bank’s Articles of Association.

Required Quorum:	2/3 of total number of common voting shares
Required majority:	2/3 + 1 of the total number of votes represented (in person or by proxy)

Following the Bank of Greece’s announcement of the results of Blackrock’s diagnostic test regarding NBG’s capital needs, NBG submitted a plan of capital actions (hereinafter the “Capital Plan”) to the Bank of Greece , which includes various actions to strengthen its capital position, to be carried out within a reasonable timeframe, as well as a share capital increase.

In this context, and taking into consideration the current favourable economic climate, the Board proposes to the Bank’s shareholders that the Bank carry out a share capital increase by issuing new common registered voting shares, under the following terms (hereinafter, the “Increase”):

[A] (a) Increase — Capital to be raised:

The Board proposes that the Bank carry out a share capital increase to raise funds up to the amount of EUR 2.5 billion (including any premium amounts) by issuing new dematerialized common registered voting shares of the Bank, with nominal value of EUR 0.30 each (hereinafter, the “New Shares”).

NBG seeks to raise capital up to the amount of EUR 2.5 billion in order to:

i)                                         Cover the capital shortfall between the approved by the Bank of Greece capital actions (amounting to EUR 1,040 million) and the EUR 2,183 million total capital needs identified by the Bank of Greece;

ii)                                      Strengthen its capital position, providing further flexibility to its capital base, in light of the implementation of the Basel III rules, including the option to

National Bank of Greece S.A.

apply to repay the EUR 1,350 million of Hellenic Republic preference shares, when appropriate.

It is further proposed that no fractions of New Shares be issued and that the New Shares be entitled to a dividend on the profits of the financial year 2014,insofar as the Bank is allowed to pay dividends to its shareholders under the applicable legislation.

The funds that will be raised by the Increase will be distributed as defined in the Report of the Bank’s Board of Directors pursuant to article 9.1 of Law 3016/2002, articles 4.1.4.1.1 and 4.1.4.1.2 of the Athens Exchange Rulebook, and article 13.10 of the Companies Act 2190/1920, as amended and in force, which is reproduced in full under point (B) hereinbelow (the “Board Report”).

(b) Pre-emption right:

The Board also proposes the abolishment of the pre-emption rights provided for in article 5 of the Bank’s Articles of Association, both for common and preference shareholders, i.e. the Hellenic Republic pursuant to Law 3723/2008 and the Articles of Association and other NBG preference shareholders, for the reasons cited in the Report of the Bank’s Board of Directors , which is reproduced in full under point (B) below.

(c) Subscription Price:

With regard to the subscription price, the Board proposes that it be determined by the present Extraordinary General Meeting, which will approve the Increase and the abolishment of existing shareholders’ pre-emption rights (hereinafter, the “Subscription Price”). In particular, the Board proposes to the Bank’s shareholders that the Extraordinary General Meeting determined the Subscription Price of the New Shares taking into account the subscription price arising from the book-building process with subscriptions by institutional and other qualified investors, which will be completed before the General Meeting within the context of the offering of the New Shares abroad as set out in detail under (d) hereinbelow, and the minimum offer price that will be set, pursuant to article 8.3 and article 7.5 of Law 3864/2010, as amended and in force, by the General Council of the Hellenic Financial Stability Fund (HFSF).

The Subscription Price will be the same for all investors who will take up New Shares by participating in the Increase.

The Subscription Price will not be lower than EUR 0.30 per share (article 14 of Companies Act 2190/1920).

(d) Increase coverage:

It is proposed that the Increase carried out for the purposes of meeting the Bank’s capital needs, pursuant to the Capital Plan submitted, be covered exclusively in cash and solely by offering the total number of New Shares (which does not constitute a public offer as per applicable legislation) to international institutional and other qualified investors by means of an international book-building process (the “Book Building”). The book-building process (hereinafter “International Offer”), will be completed before the Extraordinary General Meeting is held. Satisfaction of the above subscriptions of institutional and other investors who will undertake to cover the total number of New Shares within the context of the International Offer will be determined at the discretion of the Bank’s Board of Directors.

The Board proposes that the deadline for covering the Increase be the maximum possible, as per applicable legislation (i.e. four (4) months as of the date the Extraordinary General Meeting decides on the Increase and determines the Offer Price of the New Shares) with the option of an extension, by decision of the Board, for one (1) more month.

If the Increase is not fully covered, the Bank’s share capital will be increased by the amount of the coverage finally achieved, pursuant to article 13a of the Companies Act 2190/1920.

(e) Granting of authorization to the Board:

It is proposed that the shareholders be asked to authorise the Board’s executive directors to:

(i)                                     specify the terms of the International Offer, including the negotiation and finalisation of contractual documents on the basis of which the investors who will participate in the International Offer will undertake to cover the New Shares, as well as any details of procedural or technical nature related to the International Offer

(ii)                                  prepare and finalize the prospectus for the admission to trading of the New Shares on the Helex—Athens Exchange and to obtain the relevant approval of such prospectus by the Hellenic Capital Market Commission.

(iii)                               any other issue related to the Increase.

(f) Approval by the general meetings of preference shareholders

The proposed share capital increase and its terms shall be subject to the approval of the general meetings of the Bank’s preference shareholders, i.e. the Hellenic Republic as per Law 3723/2008, as in force, and the Articles of Association, as well as of the other preference shareholders.

(B) In respect of the above, the Board shall submit to the General Meeting a Board Report in compliance with article 9.1 of Law 3016/2002, articles 4.1.4.1.1 and 4.1.4.1.2 of the Athens Exchange Rulebook and article 13.10 of the Companies Act 2190/1920, as amended and applicable, stating the following: “Report of the Bank’s Board of Directors in implementation of article 9.1 of Law 3016/2002, articles 4.1.4.1.1 and 4.1.4.1.2. of the Athens Exchange Rulebook in respect of the Increase in the Bank’s Common Share Capital and article 13.10 of the Companies Act 2190/1920 in respect of the abolishment of pre-emption rights, as amended and applicable.

A.1. Share Capital Increase — Terms of the Increase

Following the Bank of Greece’s announcement of Blackrock’s diagnostic test results with regard to the Bank’s capital needs, NBG submitted to the Bank of Greece its Capital Plan, which includes specific actions designed to strengthen its capital position, to be carried out within a reasonable timeframe, as well as a share capital increase (cf. also decision of the BoG’s Credit and Insurance Committee meeting 110/11.4.2014).

Accordingly, the Bank is obliged to proceed to the above share capital increase by issuing new common registered voting shares, on the following terms proposed (hereinafter, the Increase):

(a) Increase — Funds to be raised: The Board proposes that the Bank carry out a share capital increase to raise funds up to the amount of EUR 2.5 billion (including any premium amounts) by issuing new dematerialized common registered voting shares of the Bank, with nominal value EUR 0.30 each (hereinafter, the New Shares).

No fractions of New Shares will be issued and the New Shares will be entitled to a dividend on the profits of the financial year 2014, provided that the Bank is allowed to pay dividends to its shareholders under applicable legislation.

(b) Subscription Price:

It is proposed that the Subscription Price of the New Shares (hereinafter, the “ Subscription Price”) be determined by the Extraordinary General Meeting which will approve the Increase and the abolishment of existing shareholders’ pre-emption rights, after taking into account the subscription price arising from the book-building process with subscriptions by international institutional and other qualified investors, as set out in detail below under (c), and the minimum subscription price that will be set, pursuant to article 8.3 and article 7.5 of Law 3864/2010, as amended, by the General Council of the HFSF. The Subscription Price will be common for all investors who will take up New Shares by participating in the Increase. The Subscription Price will not be lower than EUR 0.30 per share (article 14 of Companies Act 2190/1920).

(c) Increase coverage:

It is proposed that the Increase carried out for the purposes of meeting the Bank’s capital needs, pursuant to the Capital Plan submitted, be covered exclusively in cash and solely by offering the total number of New Shares (which does not constitute a public offer as per applicable legislation) to international institutional and other qualified investors by means of an international book-building process. The book-building process (hereinafter International Offer), will be completed before the Extraordinary General Meeting is held. Satisfaction of the above subscriptions of institutional and other investors who will undertake to cover the total New Shares within the context of the International Offer will be determined at the discretion of the Bank’s Board of Directors.

The Board proposes that the deadline for covering the Increase be the maximum possible, as per applicable legislation (i.e. 4 months as of the date the Extraordinary General Meeting decides on the Increase and determines the Subscription Price of the New Shares) with the option of an extension, by decision of the Board, for one (1) more month.

(d) Pre-emption right:

The Board also proposes the abolishment of pre-emption rights provided for in article 5 of the Bank’s Articles of Association, for the reasons set out in detail under section (B) of the present.

(g) Granting of authorizations to the Board:

It is proposed that the Board be authorised to: (i) specify the terms of the International Offer, including the negotiation and finalisation of contractual documents on the basis of which the investors who will participate in the International Offer will undertake to cover the New Shares, as well as any details of procedural or technical nature related to the International Offer, (ii) prepare and finalize the prospectus for the listing of the New Shares for trading on the Helex — Athens Exchange and to obtain the relevant approval of such by the Hellenic Capital Market Commission, and (iii) any other issue related to the Increase.

A.2. Information on the use of funds raised in the previous share capital increase.

Below are reproduced verbatim the Bank’s Report on Use of Funds Raised of 29 April 2013 and the related Report on Findings from carrying out agreed-upon procedures by the Certified Public Accountant regarding the use of funds raised in the Bank’s share capital increase by payment in cash and with pre-emptive rights to existing previous shareholders and by contribution in kind from the Hellenic Financial Stability Fund (HFSF) of bonds issued by the European Financial Stability Facility (EFSF) pursuant to the decision of the Second Repeat of the General Meeting of the Bank’s Shareholders held on 29 April 2013.

“REPORT ON USE OF FUNDS RAISED

NATIONAL BANK OF GREECE S.A.

Reg. No 6062/06/B/86/01, Tax Authority:  F.A.E.E. Athinon

Headquarters: Eolou 86 Street, GR 10232 Athens

REPORT ON USE OF FUNDS RAISED FROM THE BANK’S SHARE CAPITAL INCREASE THROUGH THE ISSUANCE OF NEW ORDINARY SHARES WITH VOTING RIGHTS BY PAYMENT IN CASH AND WITH PREEMPTIVE RIGHTS TO EXISTING SHAREHOLDERS AND BY CONTRIBUTION IN KIND FROM THE HELLENIC FINANCIAL STABILITY FUND (“HFSF”) OF BONDS ISSUED BY THE EUROPEAN FINANCIAL STABILITY FUND (“EFSF”) AND UP TO €9,756.0 MILLION, IN ACCORDANCE WITH THE SECOND REPEAT GENERAL MEETING OF THE BANK’S SHAREHOLDERS HELD ON 29 APRIL 2013.

According to article 5 of Law 3556/2007 and the decisions 6 and 7/448/2007 of the Board of Directors of the Hellenic Capital Market Commission (“HCMC”), as amended and in force, as well as the article 4.1.2 of the Charter of the Athens Exchange (“ATHEX”) and the decision 25/17.07.2008 of the ATHEX, as amended and in force, it is hereby notified that from the Bank’s share capital increase by payment in cash and with pre-emptive rights to existing shareholders and by contribution in kind through EFSF bond subscription by HFSF, in accordance with the 2nd Repeat General Meeting of the Bank’s shareholders held on 29 April 2013, 2,274,125,874 new ordinary registered shares with voting rights were issued and the capital raised amounted to €9,755,999,999.46.  On 19 June 2013, the Bank’s Board of Directors certified that the share capital increase was fully covered.  By virtue of its decision on 25 June 2013, the ATHEX accepted the 2,274,125,874 newly issued ordinary shares with voting rights for trading. On 27 June 2013, the trading commenced on the ATHEX.

Table on Use Of Funds raised from the share capital increase by payment in cash and with pre-emptive rights to existing shareholders and by contribution in kind from the HFSF of bonds issued by the EFSF

Description of Use of Funds	Total funds raised (amounts in €)	Use of funds as of 30/6/2013 (amounts in €)	Balance of funds (amounts in €)
1. Strengthen the Bank’s capital adequacy ratios	9,755,999,999.46	(9,755,999,999.46)	—
2. Issue cost	(236,183,295.56)	236,183,295.56	—
Net	9,519,816,703.90	(9,519,816,703.90)	—

Athens, 29 August 2013
THE CHAIRMAN.	THE CEO	THE DEPUTY CEO	THE CFO
GEORGE P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

REPORT ON FINDINGS FROM CARRYING OUT AGREED-UPON PROCEDURES ON THE REPORT ON USE OF FUNDS RAISED

To the Board of Directors of National Bank of Greece S.A

In accordance with the mandate which we received from the Board of Directors of “National Bank of Greece S.A.” (The Bank), we have performed the procedures agreed with you and enumerated below, in accordance with the regulatory framework of Athens Exchange and the applicable legislation governing the Greek capital market, with respect to the ‘‘Report on Use of Funds Raised’’ of the Bank (the Report)  regarding the Bank’s share capital increase through the issuance of new ordinary shares with voting rights by payment in cash and with preemptive rights to existing shareholders and by contribution in kind from the Hellenic Financial Stability Fund (“HFSF”) of bonds issued by the European Financial Stability Fund (“EFSF”) and up to Euro 9.756 million, in accordance with the second repeat general meeting of the Bank’s shareholders held on 29 April 2013, which was verified by the Bank’s Board of Directors on 19 June 2013.  The Bank’s Management is responsible for preparing this Report. Our engagement was undertaken in accordance with the International Standard on Related Services ‘‘ISRS 4400’’, which applies to “Agreed-upon Procedures Engagements related to Financial Information”. Our responsibility is to perform the agreed upon procedures enumerated below and to report our findings to you.

Procedures:

1.                                      We evaluated the completeness of the Report prepared by the Bank’s Management and approved on August 29, 2013, regarding the share capital increase in cash through the issuance of new ordinary shares with pre-emption rights in favor of existing shareholders of National Bank of Greece S.A. and by contribution in kind through EFSF bond subscription by HFSF and its consistency with the content of the corresponding Information Circular issued by the Bank on May 22, 2013 and to the relevant resolutions and announcements made by the responsible persons and Committees of the Bank.

2.                                      We compared the total amount of funds raised from the share capital increase as appearing in the Report to the respective amount stated in the Minutes No 1486 of the Board of Directors of the Bank dated May 20, 2013 where the increase of the share capital was approved.

3.                                      We compared the amount in cash raised from the share capital increase of Euro 1,079,135,072.73 to the amount stated in the confirmation letter received from Alpha Bank S.A. on June 18, 2013. We compared the amount in cash raised to the transfer of the corresponding amount made on June 18, 2013 from the deposit account held by the Bank in Alpha Bank S.A. to the deposit account held by the Bank in the Bank of Greece (IBAN No. GR 8301000420000000000610000).

4.                                      We compared the nominal value of the EFSF bonds contributed in kind of Euro 8,464,264,000.00 to the custodian’s statement provided by Bank of Greece.

5.                                      We reviewed the accounting entries relevant to the share capital increase and confirmed that the amount of Euro 682,237,762.20 was credited to the account “Share capital” and the amount of Euro 9,073,762,237.26 was credited to the account “Share premium” on June 21, 2013.

6.                                      We compared the total amount of the share capital increase in cash through the issuance of new ordinary shares with pre-emption rights in favor of existing shareholders of National Bank of Greece S.A. and by contribution in kind through EFSF bond subscription by HFSF to the corresponding amount stated in the Minutes No. 1492 of the Board of Directors of the Bank dated June 19, 2013 through which the Board of Directors certified the payment of the proceeds from the share capital increase.

7.                                      We compared the list of the share capital issue costs which was made available to us by the Bank’s Management, to the relevant amount of Euro 236,183,295.56 stated in the Report. We tested the documentation supporting the amounts included in this list on a sample basis.

Findings:

The content of the Report includes the minimum information provided for that purpose from the regulatory framework governing the Athens Exchange as well as the legal framework governing the Capital Markets and is consistent with the content of the relevant Prospectus and to the relevant resolutions and announcements made by the responsible persons and Committees of the Bank.

The amount in cash raised from the share capital increase of Euro 1,079,135,072.73 which was deposited as money market deposit in Alpha Bank S.A. was traced and agreed to the confirmation letter received from Alpha Bank S.A., dated June 18, 2013. This amount was subsequently transferred on the same date to the deposit account held with Bank of Greece (IBAN No. GR 8301000420000000000610000).

The nominal value of the EFSF bonds received in kind of Euro 8,464,264,000.00 was agreed to the custodian’s statement provided by Bank of Greece.

From the review of the accounting entries with respect to the share capital increase we confirmed that the amount credited to the account “Share Capital” amounted to Euro 682,237,762.20 and to the account “Share Premium” amounted to Euro 9,073,762,237.26 on June 21, 2013.

The total amount of the cash raised and the bonds contributed was agreed to the amount stated in the relevant Minutes No 1492 of the Board of Directors of the Bank dated June 19, 2013 where the payment of the proceeds of the share capital increase was certified.

The share capital issue costs amounting to Euro 236,183,295.56 as included in the list provided to us by the Bank’s Management were agreed to the corresponding amount included in the Report. In addition, the supporting documentation regarding the corresponding amounts was tested on a sample basis.

Taking into account that the relevant procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance other than the factual findings reported above. Had we performed additional procedures or had we conducted an audit or review, it is possible that other matters might have come to our attention that would have been reported to you in addition to the findings discussed in the previous paragraph.

Our report is exclusively addressed to the Bank’s Board of Directors for the purposes of complying with the regulatory framework of Athens Exchange and the applicable legislation governing the (Greek) capital markets.  Consequently, this Report is not to be used for any other purpose as this report relates only to the items specified above and does not extend to the consolidated interim financial statements published by the Bank for the six-month period which ended on 30 June 2013, with regard to which we have issued a separate review report dated 29 August 2013.

Athens, 29 August 2013

Certified Public Accountant

Beate Randulf

Reg. No. SOEL: 37541

Deloitte

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

A.3. Information that should give a clear and full picture of the investment plan of the issuer, the timeframe for its implementation, and a breakdown of the way in which the funds raised will be used.

The Increase is being carried out in implementation of the Capital Plan and the total funds raised by the Increase will be used solely for meeting the Bank’s capital needs, as per current legislation and the said Capital Plan agreed with the Bank of Greece.

In particular, NBG seeks to raise new capital of a total amount of EUR 2.5 billion in order to:

i)                                        Cover the capital shortfall between the approved by the Bank of Greece capital actions (amounting to EUR 1,040 million) and the EUR 2,183 million capital needs identified by the Bank of Greece.

ii)                                    Strengthen its capital position, providing further capital flexibility to its capital base, in light of the implementation of the Basel III rules, including the option to submit an application to repay the EUR 1,350 million of Hellenic Republic preference shares, when appropriate.

No other use of the funds to be raised is envisaged by the Bank’s Board of Directors.

A.4. Information regarding the subscription price.

It is proposed that the subscription price of the New Shares (defined above as the Subscription Price) be set by the Extraordinary General Meeting that will approve the Increase and the abolishment of the pre-emption right of the New Shares, taking into consideration the subscription price arising from the book-building process of the International Offer. The Subscription Price will be the same for all investors participating in the Increase. The Subscription Price will not be lower than EUR 0.30 per share (article 14 of Companies Act 2190/1920).

B. Reasons for abolishing the pre-emption rights of the common and preference shares in the Increase

The said abolishment is deemed expedient for the following reasons:

• the proposed abolishment of the pre-emption rights of existing shareholders in the Increase is part of the Bank’s broader plan to increase private capital participation in the Bank’s equity, and thereby to enable reduction of the state support that it has received. In particular, it is anticipated that the proposed abolishment, combined with the allocation, at the discretion of the Board, of New Shares to investors who will participate in the International Offer will secure the participation of purely private capital in the Increase. The said broadening of the equity base should have a positive impact on the equity dispersion and the tradability of NBG stock.

• In addition, due to the complexity of the requirements posed by state aid legislation regarding participation of the HFSF, which is the principal shareholder of the Bank, in this present share capital increase by exercising its pre-emption rights, and also due to the suggested raise of funds exclusively from the private sector for the purpose of covering the present share capital increase in combination with the uncertainty regarding the participation in the increase of existing shareholders who have substantial shareholdings , it is imperative that new private investors are discovered, who will be in a position to participate in the Increase and inject significant volumes of capital. These investors are “qualified investors”, as defined by Law 3401/2005, as amended and in force, and they will not be participating in the Increase via a public offering, but via a book-building process by which the Bank will be able to select the eventual investors, with the approval of shareholders at the extraordinary general meeting that will follow the book-building process, as per the provisions of Companies Act 2190/1920 governing the abolishment of pre-emption rights. Accordingly, this provides the rationale for carrying out the Increase without pre-emption rights.

• Thanks to the abolishment of the preemptive rights of existing shareholders, the fast-tracking of relevant procedures will enable the Bank to exploit promptly the current favourable international economic climate.”

C. The Board of Directors proposes that the Bank’s Articles of Association be amended as follows:

1)    Amendment to article 4.1:

“The Bank’s share capital amounts to Euro                     and is divided into: (a)                     common shares of a nominal value of Euro 0.30 each, (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a nominal value of Euro 0.30 each, and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a nominal value of Euro 5.00 each.”

2)    Addition to article 4.2(lxi):

“The General Meeting of shareholders of      May 2014 decided to increase the Bank’s share capital by Euro                     by issuing                    new common registered voting shares of the Bank through payment in cash. Accordingly, the Share Capital of the Bank amounts to Euro                    and is divided into a)                    common shares of a nominal value of Euro 0.30 each, b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a nominal value of Euro 0.30 each, and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a nominal value of Euro 5.00 each.”

2.              Various announcements and approvals

The Board announces to shareholders the election of two new directors in replacement of directors who resigned:

(i) By virtue of Board Resolution 146207/19.12.2013 Mr Panagiotis-Aristidis A. Thomopoulos was elected as a new independent, non-executive member of the Board, in replacement of independent non-executive member H.E. The Bishop of Ioannina Theoklitos, who resigned.

(ii) By virtue of Board Resolution 167188/20.02.2014 Mr Dimitrios N. Afentoulis was elected as a new non-executive member of the Board in replacement of non-executive member Mr Ioannis K. Giannidis, who resigned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: April 30th, 2014
Chief Executive Officer